Filed by Point Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Point Therapeutics, Inc.

Commission File No.: 333-147609

On January 15, 2008, Point Therapeutics, Inc. sent the following letter to its stockholders:

Dear Stockholder:

We recently sent you very important proxy material for the Annual Meeting of Stockholders to be held January 29, 2008, to approve proposals including those in connection with the merger agreement between Point Therapeutics and DARA BioSciences, Inc. Please note that the merger will not be completed unless proposal numbers 1, the issuance of shares in conjunction with the merger agreement, 2, the amendment to our Certificate of Incorporation to effect a reverse stock split, and 3, the amendment to our Certificate of Incorporation to effect a name change to DARA BioSciences, Inc. to be effective immediately following the merger, are each approved.

Time is short — please vote your proxy by telephone, Internet or mail today!

Your vote is important to us and we need your support. Regardless of the number of shares you own, it is important they be represented at the meeting. Even if you plan to attend the meeting, please vote your shares now so that your vote can be counted without delay.

Your board of directors, by unanimous vote and after careful consideration, determined that the merger is advisable and fair to and in the best interests of Point stockholders, and recommends a vote “FOR” all the proposals.

Follow the simple instructions on the enclosed proxy voting form to vote your shares by phone, Internet or by mail.

If you have any questions relating to this shareholder meeting or voting your shares, you may call our proxy solicitor, The Altman Group, toll-free at (866) 406-2289.

Thank you in advance for your support and for acting promptly.

On behalf of your Board of Directors,

Michael P. Duffy
Secretary

If you have recently submitted your proxy,

please accept our thanks and disregard this request.

STOCKHOLDERS OF POINT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DARA, POINT AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Point with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Point by directing a request to: Point Therapeutics, Inc., 70 Walnut Street, Wellesley Hills, MA 02481, Attention: Investor Relations.

Point and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Point in favor of the merger. Stockholders may obtain detailed information regarding the direct and indirect interests of DARA, Point and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.